EXHIBIT 1
                                                                       ---------


[GRAPHIC OMITTED]
[LOGO - IPSCO]                                          NEWS RELEASE

================================================================================

FOR IMMEDIATE RELEASE


                     IPSCO EXPECTS PROFITABLE FOURTH QUARTER

[LISLE, ILLINOIS] 13 December 2002 -- IPSCO Inc. (NYSE/TSX: IPS) reported today that it expects operations to be profitable for the fourth quarter and the year in spite of soft markets and after allowing for the cost impact of the new labour contracts. "Several factors will influence our final results," said David Sutherland, IPSCO's President and Chief Executive Officer, "but none are more significant than continued low levels of demand in the markets we serve. While drilling rates in Western Canada have increased somewhat seasonally as expected, the level remains low relative to prior years and sales results for oil country tubular goods will be off about 30 percent year over year. In addition, demand for plate products has slowed as we approach year end. I anticipate production at less than full capacity at several facilities, in particular the Mobile Steelworks, tubular facilities in the United States, and the Calgary Works. We built inventory levels earlier this year to ensure uninterrupted customer service in the event of a work stoppage, and are also working them down. The extent of shut downs will be dictated by customer needs, and will vary dependent on facility and sector."

Commenting on the new four-year contracts IPSCO has with the United Steelworkers in Regina and Calgary, Sutherland noted the win/win nature of the agreement. "The union's recent news releases have emphasized how pleased our employees are with their new contract, which is comparable to other Canadian steel industry agreements reached earlier this year. The fourth quarter will include about five cents a share for one-time costs associated with preparation for a potential work stoppage as well as 2002 incremental costs for the agreement. Projected incremental annual costs for the contract would be about five cents per share assuming no productivity improvements, with higher pension costs being the most significant cost component. However, we are confident our employees are strongly focused on productivity improvements. All IPSCO employees, including those covered by these collective agreements, understand they have no future without cost-competitive quality products and customer service."

IPSCO also announced that fourth quarter results will include a net gain of about $4 million or nine cents per share as the result of the sale of surplus land. IPSCO expects final fourth quarter earnings to approach current consensus analyst estimates of 16 cents per share as the result of this gain and the other factors discussed.


                                    - more -

Commenting on next year, Sutherland said he was encouraged by recent activity in the Western Canadian energy sector. "I continue to think prospects for IPSCO's oil country tubular goods business are strong both near term and long term. In addition, we are confident we can achieve good results as a major player in the North American plate market when the industrial sector turns around, and I am hopeful that will happen in 2003."

For further information on IPSCO, please visit the company's web site at WWW.IPSCO.COM.

THIS NEWS RELEASE CONTAINS FORWARD-LOOKING INFORMATION WITH RESPECT TO IPSCO INC.'S OPERATIONS AND BELIEFS. ACTUAL RESULTS MAY DIFFER FROM THESE FORWARD-LOOKING STATEMENTS DUE TO NUMEROUS FACTORS INCLUDING POTENTIAL MARKETS AND DEMAND FOR THE MATERIALS PRODUCED, LEVELS OF POTENTIAL IMPORTS, PRODUCTION LEVELS, MARKET FORCES, DOMESTIC PRICING OF STEEL PRODUCTS, TRADE LAWS, PRICING OF ENERGY AND RAW MATERIAL INPUTS, AND OUTCOME OR TRADE AND SAFEGUARD CASES. THESE AND OTHER FACTORS ARE OUTLINED IN IPSCO INC.'S REGULATORY FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING THOSE IN IPSCO INC.'S ANNUAL REPORT FOR 2001, ITS MD&A AND FORM 40-F.


Company Contact:
Bob Ratliff
Vice President and Chief Financial Officer
IPSCO
Tel. (630) 810-4769
Release #02-37


                                      # # #